Exhibit 99.2

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: UNITED UTILITIES PLC

2.	Name of scheme: UNITED UTILITIES SHARE OPTION SCHEME

3.	Period of return: From 1 August 2003 to 31 January 2004

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	2,874,765 £1 ORDINARY

5.	Number of shares issued/allotted under scheme during period:	66,696

6.	Balance under scheme not yet issued/allotted at end of period:	2,808,069

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	MARCH 1991 – 1,000,000, DECEMBER 1994 – 4,600,000, FEBRUARY 1998 – 2,500,000, JANUARY 2001 – 2,000,000, JANUARY 2002 – 2,750,000, JANUARY 2003 – 2,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 556,910,318

Contact for queries:	Address: Dawson House, Great Sankey, Warrington WA5 3LW

Name: Bernadette Kilroy	Telephone: 01925 237055

Person making return	Name: P Davies

Position: Assistant Secretary	Signature: